UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D/A


Under the Securities Exchange Act of 1934
(Amendment No.3)*


PACE Health Management Systems, Inc.
(Name of Issuer)

Common Stock, No par value per share
(Title of Class Securities)

693723108
(CUSIP Number)

Edgewater Private Equity Fund, L.P.
Attn. Mr. James A. Gordon
666 Grand Avenue, Suite 200
Des Moines, IA  50309
(515)245-5666
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
 following box          o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five
percent or less of such class.)   (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. :693723108
1) Names of Reporting Persons   S.S. or I.R.S. Identification Nos. of Above
 Person

  Edgewater Private Equity Fund, L.P.           42-1382305
2) Check the Appropriate Box if a Member of a Group
2. a)
2. b)
3) SEC Use Only

4) Source of Funds: 00
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
 2(d) or (e)     o
6) Citizenship or Place of Organization :  United States
Number of     7) Sole Voting Power
Shares           942,042
Beneficially  8) Shared Voting Power
Owned by         -0-
Each          9) Sole Dispositive Power
Reporting        942,042
Person        10) Shared Dispositive Power
With             -0-
11) Aggregate Amount Beneficially Owned by Each Reporting Person
942,042
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares     o

13) Percent of Class Represented by Amount in Row 11
16.4%
14) Type of Reporting Person: PN
Item 1.Security and Issuer
This Amendment 3 Statement on Schedule 13D (the "Statement") relates to the common stock, No par value per share (the "Common Stock") and the Convertible Preferred Stock, Series A, No par value per share of Pace Health Management Systems, Inc., an Iowa corporation (the "Company").
The principal executive offices of the Company are located at 1025 Ashworth Road, Suite 200, West Des Moines, IA 50265.

Item 2.Identity and Background
Item 2 a) Edgewater Private Equity Fund, L.P., (the "Purchaser") is a Delaware limited partnership.
Item 2 b)  The partnership's principal business address is 666 Grand Avenue
 - Suite 200, Des Moines, IA  50309.
Item 2 c)  The partnership was formed for investment purposes.
Item 2 d) During the last five years neither the partnership, its general partner, nor the officers of the general partner have been convicted in a criminal proceeding.
Item 2 e) During the last five years neither the partnership, its general partner, nor the officers of the general partner have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3.  Source and Amount of funds or Other Consideration
On August 12, 1997 the Purchaser acquired 71,429 shares of Convertible Preferred Stock, Series A and 17,857 Common Stock Purchase Warrants in a privately negotiated transaction from the Company for total consideration of $125,000. On December 8, 1997 the Purchaser received addtional Common Stock Purchase Warrants of 142,858 as a result of the previously negotiated contract. Each share of the Convertible Preferred Stock, Series A is initially convertible into one share of the Company's Common Stock. The Purchaser acquired such shares of Convertible Preferred Stock, Series A with funds invested by its general and limited partners for the purpose of acquiring equity securities.

Item 4.Purpose of Transaction
The Purchaser has acquired the shares of Convertible Preferred Stock, Series A as an investment in the Company. The Purchaser may acquire additional shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Purchaser may attempt to dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise. The Purchaser may purchase additional Convertible Preferred Stock, Series A of the Company within 90 days of the this transaction. These additional shares are to be purchased under the identical terms as the current transaction. The number of shares to be purchased under this agreement are identical to the current transaction.

The Purchaser does not have any plans or proposals which relate to or would result in:
Item 4 a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
Item 4 b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Item 4 c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Item 4 d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Item 4 e) Any material change in the present capitalization or dividend policy of the issuer;
Item 4 f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
Item 4 g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Item 4 h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
Item 4 i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
Item 4 j)  Any action similar to any of those enumerated above.

Item 5.Interest in Securities of the Issuer
Item 5 a) As of the date of this Statement, the Purchaser beneficially owned an aggregate of 517,090 shares of Common Stock, 214,286 shares of Convertible Preferred Stock, Series A and 210,666 Common
Stock Purchase Warrants which are currently exercisable.  Such shares of Common Stock, Convertible Preferred Stock, Series A and Common Stock Purchase Warrants represent 16.4% of the outstanding Common Stock of the Company, on an as converted basis, based upon 5,746,736 shares of Common Stock outstanding as of December 17, 1997.
Item 5 b)  The Purchaser has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 517,090 shares of
Common Stock, 214,286 shares of Convertible Preferred Stock, Series A and 210,666 Common Stock Purchase Warrants that are owned.
Item 5 c) The Purchaser has not had any other transaction with the Company during the last sixty days.
Item 5 d)  N/A
Item 5 e)  N/A
Item 6.  Contracts, Arrangements, Understandings or Relationship with
Respect to Securities of the Issuer.    None.
Item 7.  Material to be Filed as Exhibits:  None

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 17, 1997


/s/ James A. Gordon
----------------------
James A. Gordon
President of Gordon Management, Inc.
General Partner to
Edgewater Private Equity Fund, LP